UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Greenbrier Companies, Inc.

(Name of Issuer)

Common Stock, Without Par Value

(Title of Class of Securities)

393657101

(Cusip Number)

Feng C. Grove

One Centerpointe Drive, Suite 200

Lake Oswego, OR 97035

(503) 684-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393657101

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): William A. Furman
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 920,271
	8	Shared Voting Power: N/A
	9	Sole Dispositive Power: 920,271
	10	Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 920,271 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.2%
14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements, as set forth below, the information contained in Item 5 of the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on April 24, 2009, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on August 19, 2011 (as amended, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer:

Subsections (a), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The Reporting Person beneficially owns 920,271 Shares as of the date hereof, representing approximately 3.2% of the outstanding Shares.

(c) Attached as Schedule 1 hereto, which is incorporated herein by reference, is a list of all transactions with respect to the Shares effected during the past 60 days by the Reporting Person.

(e) As of November 6, 2015, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2015

/s/ William A. Furman
William A. Furman

Schedule 1

Transactions in Shares Effected During the Past 60 Days

Date	Nature of Event	Number of Shares Acquired (Disposed of)	Price per Share: Weighted Average / Range* ($)
10/29/2015	Vesting of Restricted Stock Unit Award	72,444		0.0000

10/29/2015	Surrender of Shares to Settle Statutory Withholding tax Obligations	(32,880)		$35.79

11/4/2015	Open market sale	(47,675)	$ $	37.991/ 37.18 - $38.18

11/4/2015	Open market sale	(102,325)	$ $	38.433 / 38.185 - $39.15

11/5/2015	Open market sale	(101,789)	$ $	36.542 / 36.10 - $37.10

11/5/2015	Open market sale	(18,908)	$ $	37.467 / 37.11 - $38.10

11/5/2015	Open market sale	(9,303)	$ $	38.18 / 38.12 - $38.35

11/6/2015	Open market sale	(215,828)	$ $	36.854 / 36.13 - $37.13

11/6/2015	Open market sale	(66,878)	$ $	37.217 / 37.14 - $37.45

11/9/2015	Open market sale	(28,679)	$ $	35.764 / 35.185 - $36.185

11/9/2015	Open market sale	(32,223)	$ $	36.341 / 36.19 - $36.75

11/10/2015	Open market sale	(36,640)	$ $	35.429/ 35.00 - $36.00

11/10/2015	Open market sale	(13,360)	$ $	36.253/ 36.005 - $36.50

11/11/2015	Open market sale	(40,309)	$ $	35.083/ 35.00 - $35.65

Schedule 1 – Page 1

11/12/2015	Open market sale	(184,371)	$ $	32.222/ 32.00 - $33.00

11/12/2015	Open market sale	(21,995)	$ $	32.39/ 33.005 - $34.19

11/13/2015	Open market sale	(129,717)	$ $	32.123/ 31.60 - $32.37

*	The number of Shares reported for open market sales represents an aggregate number of Shares sold in multiple open market transactions executed by a broker-dealer over a range of prices. The price per Share reported represents the weighted average price and the price range for such transactions. The Reporting Person undertakes to provide the staff of the SEC upon request, the number of Shares purchased by the Reporting Person at each separate price within the range.

Schedule 1 – Page 2